UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

______________________

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

B. Riley Principal Merger Corp. III

(Offeror)

A Wholly Owned Subsidiary of

B. RILEY FINANCIAL, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

______________________

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Bryant R. Riley
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 91206
(310) 890-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

______________________

with a copy to:

Patrick S. Brown
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,442,293	$3,867

*         Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by multiplying (a) $3.25, the tender offer price, by (b) the sum of (i) 7,605,754 shares of common stock, par value $0.02 per share (“Common Stock”) of National Holdings Corporation, a Delaware corporation (“NHLD”), which represents the difference between 13,765,304 shares of Common Stock issued and outstanding less 6,159,550 shares of Common Stock owned by B. Riley Financial, Inc. and its subsidiaries as of the date hereof, (ii) 997,708, the number of shares of Common Stock underlying NHLD restricted stock units and (iii) 2,301,859, the number of shares of Common Stock underlying NHLD performance restricted stock units. This calculation excludes shares of Common Stock subject to outstanding options to purchase Common Stock and outstanding warrants exercisable into shares of Common Stock because such options and warrants have an exercise price equal to or greater than the tender offer price. The foregoing figures regarding NHLD shares have been provided by NHLD to the offeror and are as of January 26, 2021, the most recent practicable date.

**       The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued by the Securities and Exchange Commission on August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☒	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Tender Offer Statement on Schedule TO (as it may be amended and/or supplemented from time to time, this “Schedule TO”) is filed by B. Riley Financial, Inc., a Delaware corporation (“BRF”), and B. Riley Principal Merger Corp. III, a Delaware corporation and a wholly owned subsidiary of BRF (“Merger Sub”). This Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share, of National Holdings Corporation, a Delaware corporation (“NHLD”), owned by stockholders other than BRF and BRF’s subsidiaries (the “Shares”), at a price of $3.25 per Share, to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Merger Sub. All information in the Offer to Purchase and the Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in answer to all items in this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002(a)-(c) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning NHLD” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer — Price Range of Shares; Dividends” is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under “The Tender Offer — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003(a)-(c) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “Special Factors — Rule 13E-3”, “The Tender Offer — Certain Information Concerning Purchaser and BRF”, “Annex A — Certain Information Regarding the Directors and Executive Officers of BRF” and “Annex B — Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning Purchaser and BRF” is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under “Annex A — Certain Information Regarding the Directors and Executive Officers of BRF” and “Annex B — Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004(a) of Regulation M-A:

(a)(1)(i)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Securities Sought” and “Introduction” is incorporated herein by reference.

(a)(1)(ii)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Price Offered Per Share” is incorporated herein by reference.

(a)(1)(iii)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Scheduled Expiration Date” is incorporated herein by reference.

(a)(1)(iv)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Will there be a subsequent offering period?” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference.

(a)(1)(v)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?”, “Special Factors — The Merger Agreement; Other Agreements” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Until what time may I withdraw previously tendered Shares?” and “The Tender Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii)     The information set forth in the Offer to Purchase under “Summary Term Sheet — How do I tender my Shares pursuant to the Offer?”, “Summary Term Sheet — How do I properly withdraw previously tendered Shares?”, “The Tender Offer — Procedures for Accepting the Offer and Tendering Shares” and “The Tender Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii)    The information set forth in the Offer to Purchase under “The Tender Offer — Acceptance for Payment and Payment for Shares” and “The Tender Offer — Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(ix)    Not applicable.

(a)(1)(x)    Not applicable.

(a)(1)(xi)    Not applicable.

(a)(1)(xii)    The information set forth in the Offer to Purchase under “Summary Term Sheet — What are the U.S. federal income tax consequences of the Offer and the Merger?”, “Special Factors — Certain Effects of the Offer” and “The Tender Offer — Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

(a)(2)(i)    The information set forth in the Offer to Purchase under “Introduction”, “Special Factors — The Merger Agreement; Other Agreements — The Merger” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference.

(a)(2)(ii)    The information set forth in the Offer to Purchase under “Summary Term Sheet — If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?”, “Introduction” and “Special Factors —The Merger Agreement; Other Agreements—The Merger” is incorporated herein by reference.

(a)(2)(iii)    The information set forth in the Offer to Purchase under “Summary Term Sheet—Why are you making the Offer” and “Special Factors — Purpose of the Offer; Plans for NHLD” is incorporated herein by reference.

(a)(2)(iv)    The information set forth in the Offer to Purchase under “Introduction”, “Special Factors — The Merger Agreement; Other Agreements”, “The Tender Offer — Terms of the Offer” and “The Tender Offer — Certain Legal Matters; Regulatory Approvals — Stockholder Approval Not Required” is incorporated herein by reference.

(a)(2)(v)    Not applicable.

(a)(2)(vi)    Not applicable.

(a)(2)(vii)    The information set forth in the Offer to Purchase under “Summary Term Sheet — What are the U.S. federal income tax consequences of the Offer and the Merger?”, “Special Factors — Certain Effects of the Offer” and “The Tender Offer — Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(a)-(b) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “Special Factors — The Merger Agreement; Other Agreements” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD” and “Special Factors — The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006(a) and (c)(1)-(7) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Why are you making the Offer?” and “Special Factors — Purpose of the Offer; Plans for NHLD” is incorporated herein by reference.

(c)(1)    The information set forth in the Offer to Purchase under “Introduction” and “Special Factors — Purpose of the Offer; Plans for NHLD” is incorporated herein by reference.

(c)(2)    None.

(c)(3)    The information set forth in the Offer to Purchase under “The Tender Offer — Dividends and Distributions” is incorporated herein by reference.

(c)(4)    The information set forth in the Offer to Purchase under “Special Factors — Purpose of the Offer; Plans for NHLD” and “Special Factors — The Merger Agreement; Other Agreements” is incorporated herein by reference.

(c)(5)    The information set forth in the Offer to Purchase under “Special Factors — Purpose of the Offer; Plans for NHLD” is incorporated herein by reference.

(c)(6)    The information set forth in the Offer to Purchase under “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.

(c)(7)    The information set forth in the Offer to Purchase under “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “Summary Term Sheet — Do you have the financial resources to pay for all Shares?” and “The Tender Offer — Source and Amount of Funds” is incorporated herein by reference.

(b)    None.

(d)    Not applicable.

Item 8. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “Summary Term Sheet — What percentage of Shares do you or your affiliates currently own?” and “The Tender Offer — Certain Information Concerning Purchaser and BRF” is incorporated herein by reference.

(b)    None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A:

(a)    The information set forth in the Offer to Purchase under “The Tender Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

The historical financial statements and pro forma financial information of BRF and Merger Sub are not material to the Offer because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See the information set forth in the Offer to Purchase under “The Tender Offer — Source and Amount of Funds”.

Item 11. Additional Information.

Item 1011(a) and (c) of Regulation M-A:

(a)(1)    The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with NHLD” and “Special Factors — The Merger Agreement; Other Agreements” is incorporated herein by reference.

(a)(2)    The information set forth in the Offer to Purchase under “The Tender Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)    The information set forth in the Offer to Purchase under “The Tender Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)    The information set forth in the Offer to Purchase under “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.

(a)(5)    The information set forth in the Offer to Purchase under “The Tender Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3

Not applicable. BRF, Merger Sub and NHLD are jointly filing a Transaction Statement on Schedule 13E-3 relating to the Offer concurrently with the filing of this Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2021

B. RILEY FINANCIAL, INC.
By:	/S/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer
B. Riley Principal Merger Corp. III
By:	/S/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated January 27, 2021.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)

Joint Press Release issued by BRF and NHLD, dated January 11, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by BRF with the Securities and Exchange Commission on January 11, 2021).

(b)	None.
(d)(i)

Agreement and Plan of Merger, dated as of January 10, 2021, by and among BRF, NHLD and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NHLD with the Securities and Exchange Commission on January 11, 2021).

(d)(ii)

Termination Agreement, dated as of January 10, 2021, by and between BRF and NHLD (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NHLD with the Securities and Exchange Commission on January 11, 2021).

(d)(iii)

Indemnification Agreement, dated as of January 10, 2021, by and between BRF and Michael A. Mullen (incorporated by reference to Exhibit (d)(iv) to the Transaction Statement on Schedule 13E-3 filed by BRF, Merger Sub and NHLD with the Securities and Exchange Commission on January 27, 2021).

(g)	None.
(h)	None.